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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                              (AMENDMENT NO. 5)

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                    AMERICAN BANKERS INSURANCE GROUP, INC.

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                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION

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                                  (Bidders)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

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                        (Title of Class of Securities)

                                 024456 10 5

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                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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   This Amendment No. 5 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (c) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   The Competition Act (Canada) (the "Competition Act") requires that a pre-merger notification filing be submitted to the Director of Investigation and Research (the "Director") in respect of merger transactions which exceed certain prescribed size thresholds. Parent believes that the acquisition of Common Shares pursuant to the Offer exceeds the size thresholds applicable to share acquisitions. Under the Competition Act, a transaction which requires notification to the Director may not be completed prior to the expiration or earlier termination of the applicable waiting period prescribed under the Competition Act. The waiting period, depending on the information required by the Director in connection with the pre-merger notification filing, may be seven or 21 days following the day on which such a completed filing has been received by the Director.

   Parent has submitted to the Director a pre-merger notification filing with respect to the Offer pursuant to Part IX of the Competition Act. The statutory waiting period will expire on February 11, 1998, provided the Director does not exercise his discretion to require that further information be filed. Parent does not believe that the Director will require additional information to be filed.

   The merger provisions of the Competition Act permit the Director to apply to the Competition Tribunal to seek relief in respect of merger transactions (including share acquisitions) which are likely to prevent or lessen competition substantially in any market in Canada. The Director may apply to the Competition Tribunal for an order to require, among other things, the disposition of the Canadian assets or shares acquired in the case of a completed merger, or to prevent the acquisition of Canadian assets or shares in the case of a proposed merger. Parent expects that the Director will conclude that the Offer will not substantially prevent or lessen competition in any relevant market.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 3, 1998, AIG moved to dismiss the claims against it in the Florida Litigation (the "AIG Motion to Dismiss"). The AIG Motion to Dismiss argues that AIG made all required disclosures in its Schedule 13D, and specifically that AIG need not disclose that Mr. Greenberg is a controlling person of AIG. The AIG Motion to Dismiss also denies the allegations against AIG added in the amended complaint, claiming that the statements in the January 27, 1998 press release and the Proxy Statement/Prospectus were not misleading and that all required material disclosures were made. The AIG Motion to Dismiss also claims that because the Federal securities allegations against AIG should be dismissed, the Court should decline to exercise its supplemental federal jurisdiction over the remaining state law claims against AIG. Parent and Purchaser believe that the claims in the amended complaint are meritorious, and will vigorously oppose the AIG Motion to Dismiss.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(12) Newspaper Advertisement published February 4, 1998.

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1998

                                   CENDANT CORPORATION
                                   By:  /s/ James E. Buckman
                                       -------------------------------
                                       Name: James E. Buckman
                                       Title: Senior Executive Vice
                                              President
                                              and General Counsel

                                   SEASON ACQUISITION CORP.
                                   By:  /s/ James E. Buckman
                                       -------------------------------
                                       Name: James E. Buckman
                                       Title: Executive Vice President

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                                EXHIBIT INDEX



EXHIBIT NO.
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  (a)(12)     Newspaper Advertisement published February 4, 1998.




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